May 14, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Brian Cascio, Accounting Branch Chief

Re:	Cepheid
Form 10-K for the Fiscal Year Ended December 31, 2012 (“2012 Form 10-K”)
Filed February 28, 2013
Filed No. 000-30755

Dear Mr. Cascio:

Cepheid (the “Company”) hereby submits this letter responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 2, 2013 (the “Comment Letter”). The numbered paragraphs below correspond to the numbered comments in the Comment Letter; the Staff’s comments are presented in bold italics. References to page numbers in the responses below are references to the page numbers in the applicable report.

The Company is also supplementally providing the Staff with certain information as Attachment A to the copy of this letter that is being transmitted by overnight courier. The Company requests, pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended (“Rule 418(b)”), that the Staff return Attachment A to the Company once the Staff has completed its review. The Company requests that such information be treated confidentially, pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

1.	We note from page 64 that your tax benefit of $1.3 million in fiscal 2012 included $2.9 million related to the release of a valuation allowance in your Swedish subsidiary. Please tell us the cause of the release of the valuation allowance and discuss how you considered the disclosures required by Item 303(A) of Regulation S-K and the instructions thereto in concluding that a discussion of the causes for changes in your income taxes was not required.

The Company respectfully advises the Staff that Cepheid AB, the Company’s Swedish subsidiary (the “Subsidiary”), came to own intellectual property (“IP”) in Sweden through the acquisition of Sangtec Molecular Diagnostics AB (the “Acquisition”) in 2007. Following the Acquisition, the Subsidiary owned the IP related to a proprietary diagnostic product line, a research and development (“R&D”) laboratory and a contract manufacturing operation. However, this IP was subsequently replaced by the Company’s new products and the Subsidiary determined to license out the IP.

CONFIDENTIAL TREATMENT REQUESTED BY CEPHEID

CEPHEID - 1

Securities and Exchange Commission

May 14, 2013

After licensing out the IP, the Subsidiary operated as a contract R&D laboratory and toll manufacturing service provider on behalf of the Company and, as a result, earns guaranteed margins on its costs incurred related to fulfilling the contract R&D laboratory and toll manufacturing services. Therefore, instead of being exposed to the risk of ongoing losses with respect to the IP for an indeterminate period of time, the Subsidiary will earn guaranteed margins on its costs incurred related to fulfilling the contract R&D and toll manufacturing services.

The Company maintained a full valuation allowance against all net deferred tax assets of the Subsidiary, due to the generation of a three year cumulative pre-tax GAAP loss. Through 2011, the Subsidiary had accumulated losses of approximately USD$11 million. Based on the aforementioned IP license and the conversion to a cost-plus R&D laboratory and manufacturing services provider, the Company determined that the Subsidiary would be profitable (via the cost-plus arrangements) in future tax years sufficient to utilize all deferred tax assets as of March 31, 2012 and released the valuation allowance as of March 31, 2012.

The Company included the following disclosure in Note 5 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2012, with respect to the Company’s income tax benefit resulting primarily from the release of the valuation allowance of the Subsidiary:

“The income tax benefit of $1.9 million for the three months ended March 31, 2012 relates primarily to a tax benefit recorded upon release of a valuation allowance in the Company’s Swedish subsidiary due to an operational restructuring during the quarter whereby the Swedish subsidiary will earn a guaranteed profit through an intercompany services arrangement.”

The Company did not include similar disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in the 2012 Form 10-K because it viewed such disclosure as immaterial to its financial condition and results of operations. However, the Company will provide disclosure similar to the foregoing in the discussion of the Company’s income tax benefit for fiscal year 2012 contained in the MD&A included in its Annual Report on Form 10-K for the periods ending December 31, 2013 and December 31, 2014.

Item 8. Consolidated Financial Statements

Note 7. Commitments, Contingencies and Legal Matters, Legal Matters, page 58

2.

We note that you recorded a charge of $15.1 million in the quarter ended September 30, 2012, related to your settlement agreement with Abaxis. We further note that in your December 31, 2011 Form 10-K and in your subsequent Forms 10-Q through the quarterly period ended June 30, 2012, you disclosed that you believed the possibility that the legal proceeding would result in a material adverse effect on your business was remote. You disclose that the legal matters regarding Abaxis began June 29, 2010 and continued until you reached a settlement on September 24, 2012. Please provide us with a chronology of events in the history of the matters with Abaxis leading up to the Settlement Agreement. In particular, identify the points in time at which you received pertinent information that would impact your assessment of any liability under FASB ASC 450-20-25 prior to the date of the Settlement Agreement. Discuss how you

CONFIDENTIAL TREATMENT REQUESTED BY CEPHEID

CEPHEID - 2

Securities and Exchange Commission

May 14, 2013

considered your knowledge of these events and the guidance in FASB ASC 450-20-25 and ASC 450-20-50 in determining your accounting and disclosures for the Abaxis matters in your December 31, 2011 Form 10-K and in subsequent filings including your Forms 10-Q.

In response to the Staff’s comment, the Company is supplementally providing as Attachment A a chronology of events in the history of the matters with Abaxis leading up to the Settlement Agreement. The Company respectfully advises the Staff that based on the facts at the time the Company filed its Annual Report on Form 10-K for the period ended December 31, 2011 (the “2011 Form 10-K”) and subsequent Quarterly Reports on Forms 10-Q for the periods ended March 31, 2012 and June 30, 2012 (together, the “Forms 10-Q”), as set forth in the chronology of events provided as Attachment A, the Company assessed any liability under FASB ASC 450-20-25 and FASB ASC 450-20-50 in determining its accounting and disclosures for the Abaxis matters in the 2011 Form 10-K and Forms 10-Q.

The supplemental materials included as Attachment A to this letter are being transmitted by overnight courier. The Company requests pursuant to Rule 418(b), that the Staff return to it the materials included as Attachment A once the Staff has completed its review.

3.	We reference the disclosure related to the Roche legal matters in which you state your belief that the possibility the legal proceeding will result in a material adverse effect on the company’s business is remote. Under FASB ASC 450-20-25-1 and the Master Glossary thereto, if a loss contingency is remote it means that the likelihood that the future event or events will confirm the loss or impairment of an asset or the incurrence of a liability is slight. Please clarify whether you have assessed the possibility of a loss contingency related to the Roche legal matters as remote under FASB ASC 450. If you do not believe that the possibility of a loss is remote, please tell us how your disclosure complies with FASB ASC 450-20-50-4 which requires, for a reasonably possible loss, disclosure of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

The Company respectfully advises the Staff that it assessed the possibility of a loss contingency related to the Roche legal matters as remote under FASB ASC 450 in connection with its disclosure in the 2012 Form 10-K. The Company continues to assess the probability of incurring a loss contingency on an ongoing basis and will revise its disclosures accordingly in the event that it determines that the probability of a loss is no longer remote.

Note 10. Income Taxes, page 64

4.	We note from your consolidated statements of operations that you recorded a benefit (provision) for income taxes in fiscal years 2012, 2011, and 2010 of $1.3 million, $(45) thousand, and $419 thousand, respectively. Please tell us how you considered the disclosures required by FASB ASC 740-10-50-9 through 50-12.

The Company respectfully advises the Staff that it considered the disclosures required by FASB ASC 740-10-50-9 through 50-12 and the Company’s analysis of each requirement applied to the Company’s benefit (provision) for income taxes is provided in the table below.

CONFIDENTIAL TREATMENT REQUESTED BY CEPHEID

CEPHEID - 3

Securities and Exchange Commission

May 14, 2013

FASB ASC 740-10 Requirement	Company’s Analysis

50-9: The significant components of income tax expense attributable to continuing operations for each year presented shall be disclosed in the financial statements or notes thereto. Those components would include, for example:	Below are the significant components of the Company’s income tax expense:

(a) Current tax expense (or benefit)	Current tax (provision) / benefit was $93,000, ($518,000) and ($74,000) for fiscal years 2012, 2011, and 2010, respectively. The Company will provide such disclosure in future filings.

(b) Deferred tax expense (or benefit) (exclusive of the effects of other components listed below)	Deferred tax (provision) / benefit was ($1,378,000), $473,000 and $493,000 for fiscal years 2012, 2011, and 2010, respectively. The Company will provide such disclosure in future filings.

(c) Investment tax credits	This component is not applicable to the Company.

(d) Government grants (to the extent recognized as a reduction of income tax expense)	This component is not applicable to the Company.

(e) The benefits of operating loss carryforwards	This component is not applicable to the Company.

(f) Tax expense that results from allocating certain tax benefits either directly to contributed capital or to reduce goodwill or other noncurrent intangible assets of an acquired entity	This component is not applicable to the Company.

(g) Adjustments of a deferred tax liability or asset for enacted changes in tax laws or rates or a change in the tax status of the entity	This component is not applicable to the Company.

(h) Adjustments of the beginning-of-the-year balance of a valuation allowance because of a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years

The Company respectfully advises the Staff that the adjustment of the valuation allowance is disclosed in the first paragraph of Note 10 to the Form 10-K.

50-10: The amount of income tax expense (or benefit) allocated to continuing operations and the amounts separately allocated to other items (in accordance with the intraperiod tax allocation provisions of paragraphs 740-20-45-2 through 45-14 and 852-740-45-3) shall be disclosed for each year for which those items are presented.	All of the Company’s benefit (provision) for income taxes in fiscal years 2012, 2011, and 2010 was related to continuing operations, so no additional disclosure is required.

50-11: The reported amount of income tax expense may differ from an expected amount based on statutory rates. The following guidance establishes the disclosure requirements for such situations and differs for public and nonpublic entities.	Please see the Company’s response below to FASB ASC 740-10-50-12.

50-12: A public entity shall disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. The statutory tax rates shall be the regular tax rates if there are alternative tax systems. The estimated amount and the nature of each significant reconciling item shall be disclosed.	The Company respectfully advises the Staff that it considered the disclosures required by FASB ASC 740-10-50-12 and determined that such disclosures were not necessary due to the insignificance of reconciling items as a result of the Company’s valuation allowance position. The Company continues to assess the disclosures required by FASB ASC ###-##-#### on an ongoing basis and will revise its disclosures accordingly in the event that it determines that reconciling items would no longer be insignificant.

CONFIDENTIAL TREATMENT REQUESTED BY CEPHEID

CEPHEID - 4

Securities and Exchange Commission

May 14, 2013

Item 11. Executive Compensation

5.	We see from the Summary Compensation Table on page 37 of your proxy statement that you have incorporated by reference into your Form 10-K that the dollar value of your option awards to your chief financial officer increased from $530,478 in 2011 to $2,065,743 in 2012. We note, however, minimal discussion and analysis as why your chief financial officer’s annual stock option grants were significantly increased. Please provide us with, and in your future filings, as applicable, please include, substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to your chief financial officer. Refer to subparagraph (b)(1)(v) of Item 402 of Regulation S-K. For example, please tell us, and discuss and analyze in future filing, as applicable, how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your chief financial officer and the reasons for the significant increases in the value of such awards versus the prior year.

The Company respectfully advises the Staff that the increase in dollar value from $530,478 in 2011 to $2,065,743 in 2012 reflects the aggregate dollar value of two distinct sets of equity awards that were granted to the Company’s Chief Financial Officer (the “CFO”) during fiscal 2012.

The first set of equity awards was made in January 2012 (the “Promotion Awards”) in connection with the promotion of the CFO from Senior Vice President to Executive Vice President. The Promotion Awards consisted of a stock option to purchase 90,000 shares of the Company’s common stock and 10,000 restricted stock units (“RSUs”), which, with respect to the option, reflects a dollar value of $1,320,390 and, with respect to the RSUs, reflect a dollar value of $340,100. The Compensation Committee, in consultation with Radford, the Compensation Committee’s independent compensation consultant, considered the following factors when determining the size of the Promotion Awards: (1) the CFO’s promotion from Senior Vice President to Executive Vice President as a result of his having greater experience and increased responsibility; (2) the CFO’s initial option grant, which was approved in February 2008, was almost fully vested and, as a result, the CFO had a relatively low number of unvested shares subject to stock options and the Compensation Committee wanted to provide increased retention value to the CFO; (3) as a result of the exercise price of options previously granted to the CFO, the CFO’s outstanding options had, in the aggregate, insufficient intrinsic, and therefore retention, value in the

CONFIDENTIAL TREATMENT REQUESTED BY CEPHEID

CEPHEID - 5

Securities and Exchange Commission

May 14, 2013

determination of the Compensation Committee, given that the hiring market for chief financial officers is particularly intense in the Silicon Valley; (4) the Compensation Committee wanted to motivate the CFO to continue his exceptional performance; and (5) given that executives such as the CFO are frequently recruited by other companies, in which case the Company would have to hire and grant equity awards to a new chief financial officer, the Compensation Committee analyzed and considered the size of equity awards, based on market data, that would be required to hire a new chief financial officer. The option grant component of the Promotion Awards, granted in connection with the CFO’s promotion from Senior Vice President to Executive Vice President with a dollar value of $1,320,390, was the principal reason for the increase in dollar value of the CFO’s option awards in 2012.

The second set of equity awards was made in April 2012 as part of the Compensation Committee’s annual executive compensation program (the “Annual Compensation Awards”), which is designed to create value for the Company’s shareholders by attracting, retaining, and motivating a superior leadership team. The Compensation Committee believes that equity incentives aid in the retention of the Company’s executive officers, motivates them to assist the Company with the achievement of corporate strategic, financial and operational objectives and aligns their interests with those of the Company’s shareholders by providing them with an equity stake. On an annual basis, the Compensation Committee works with Radford, to determine the appropriate size of equity awards, based on market data, grants made to executive officers performing comparable functions for the Company’s peer group companies, the “in the money” as compared to “underwater” value of currently outstanding equity grants, the number of shares subject to currently outstanding equity grants that are vested as compared to unvested, and other relevant data supplied by Radford. The Compensation Committee also reviews analyses from Radford on the equity grants made by the Company’s peer group companies to executive officers calculated both as a percentage of the Company’s total outstanding shares and the grant date fair value of the equity grants. As a result of this process, the Compensation Committee granted options and RSUs to all of the executive officers of the Company. At that time, the CFO was awarded Annual Compensation Awards comprised of an option to purchase 48,750 shares of common stock and 5,417 RSUs, which amounts were identical to the equity awards granted to the Company’s three other named executive officers (other than the Company’s Chief Executive Officer), each of whom was an Executive Vice President of the Company (the same as the CFO) at such time. On a “percentage-of-company” basis (i.e., the percentage of the outstanding shares of the Company that the equity awards represented), the Annual Compensation Awards were below the 50th percentile of the Company’s peer group, which is less than the targeted 60th percentile level, and, on a grant date value basis, the Annual Compensation Awards were above the 75th percentile of the Company’s peer group, which is above the targeted 60th percentile level. Please see the Company’s response to comment 6 below regarding the interaction between these two measurement metrics.

The Company further acknowledges the Staff’s comment and will provide such analysis and disclosure in future filings, as applicable.

6.

We note from your disclosure under “Equity-Based Long-Term Incentive” on page 31 of your proxy statement that equity grants awarded to your chief financial officer were above the targeted 60th percentile on a grate date value basis because the grant date fair value used in calculating equity grants was higher than the average stock price for your peer group companies. Please tell us, and in future filings, as applicable, disclose where the equity grants awarded to your chief financial officer fell as a specific percentile above the targeted percentile. Please also clarify for us, and disclose in future filings, as applicable, how the stock price of your shares being higher than the average stock price for your peers led to the actual

CONFIDENTIAL TREATMENT REQUESTED BY CEPHEID

CEPHEID - 6

Securities and Exchange Commission

May 14, 2013

percentage being higher than the targeted percentage. Include in your response how the Compensation Committee factored the share price in to determinations of the number of shares to award through the option grants to your chief financial officer.

The Company respectfully advises the Staff that it is working with Radford, the Compensation Committee’s independent compensation consultant, to determine where the Promotion Awards and Annual Compensation Awards awarded to the CFO fell as a specific percentile in relation to the Company’s targeted percentile. The Company will provide these specific percentiles in a supplemental letter to be provided to the Staff as soon as possible.

The Compensation Committee analyzes equity awards to the Company’s executive officers on a percentage-of-company basis in combination with its analysis of the equity awards on a grant date value basis because both metrics are important methods of ensuring the effectiveness of the key objectives of the Compensation Committee’s annual executive compensation program, namely, retentive value, motivation and alignment of economic interests with the Company’s shareholders. Because the Company’s enterprise value, which was analyzed and viewed by way of the Company’s stock price, was higher than its peer group companies, these two analytical tools, percentage-of-company and grant date value, when used in comparison to the Company’s peer group companies, yielded significantly differing results.

In determining grant date value, the Company uses the Black-Scholes model, which includes the Company’s stock price as an input, and, pursuant to this model, as the stock price increases the aggregate grant date value increases. In contrast, the percentage-of-company analysis does not account for the Company’s stock price.

Specifically, the Compensation Committee, in consultation with Radford, determined that if the Annual Compensation Awards had been targeted at the 60th percentile on a percentage-of-company basis, then on a grant date value basis, the Annual Compensation Awards would have been too high and, on the other hand, if the Annual Compensation Awards had been targeted at the 60th percentile on a grant date value basis, then on a percentage-of-company basis, the Annual Compensation Awards would have been too low. As a result, the Compensation Committee, in consultation with Radford, balanced the two metrics when determining the appropriate size of the Annual Compensation Awards. Please see the Company’s response to comment 5 above regarding the Compensation Committee’s analysis on determining the size of the Promotion Awards.

The Company further acknowledges the Staff’s comment and will provide such analysis and disclosure in future filings, as applicable.

* * * * *

As requested, in connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

CONFIDENTIAL TREATMENT REQUESTED BY CEPHEID

CEPHEID - 7

Securities and Exchange Commission

May 14, 2013

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY CEPHEID

CEPHEID - 8

Securities and Exchange Commission

May 14, 2013

Should you have any questions or comments concerning this response to the Comment Letter, please do not hesitate to contact me at (408) 541-4191 or the Company’s outside legal counsel, Jeffrey R. Vetter of Fenwick & West LLP, at (650) 335-7631, or in his absence, Michael A. Brown of Fenwick & West LLP, at (415) 875-2432.

Sincerely,

/s/ Andrew D. Miller

Andrew D. Miller
Executive Vice President, Chief Financial Officer

cc:	John L. Bishop, Chairman and Chief Executive Officer
Joseph H. Smith, Executive Vice President, Corporate Development and General Counsel
Cepheid

Douglas N. Cogen

Jeffrey R. Vetter

Michael A. Brown

Fenwick & West LLP

CONFIDENTIAL TREATMENT REQUESTED BY CEPHEID

CEPHEID - 9